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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Hocking, Bruce A		United States Exploration, Inc. ("UXP")
	c/o Hocking and Reid LLC 5757 S. 34th Street, Suite 100	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			1/15/03
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Lincoln, NE 68516 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $.0001 par value		1/15/03				J			4,295	A	$1.63		4,295		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

Issued to director pursuant to Issuer's Directors' Fee Stock Plan as compensation for serving as director of the Issuer.

/s/ Andrew L. Blair, Jr., Attorney	1/17/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

CONFIRMING STATEMENT

     This Statement confirms that the undersigned, Bruce A. Hocking, has authorized and designated Andrew L. Blair, Jr. or Matthew C. Tomb of Sherman & Howard L.L.C., to execute and file on my behalf all Forms 3, 4 and 5 (including any amendment thereto) that I may be required to file with the United States Securities and Exchange Commission as a result of my ownership of or transactions in securities of United States Exploration, Inc. The authority of Andrew L. Blair, Jr. and Matthew C. Tomb under this Statement shall continue until I am no longer required to file Forms 3, 4 and 5 with regard to my ownership of or transactions in securities of United States Exploration, Inc., unless earlier revoked in writing. The undersigned acknowledges that neither Andrew L. Blair, Jr. nor Matthew C. Tomb are assuming any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: January 16, 2003	/s/ Bruce A. Hocking Bruce A. Hocking

POWER OF ATTORNEY

     Know all by these presents, that I hereby constitute and appoint Andrew L. Blair, Jr. and Matthew C. Tomb of Sherman & Howard L.L.C., each signing singly, my true and lawful attorneys-in-fact to:

     (1)  Execute for and on my behalf, in my capacity as an officer and/or director of United States Exploration, Inc. (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

     (2)  Do and perform any and all acts for and on my behalf which may be necessary or desirable to complete and execute any such Form 3, 4 and 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3)  Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to me, in my best interest, or legally required by me, it being understood that the documents executed by such attorneys-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in either’s discretion.

     I hereby grant to such attorneys-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorneys-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. I acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until I am no longer required to file Forms 3, 4 and 5 with respect to my holdings of and transaction in securities issued by the Company, unless earlier revoked by me in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, I have caused this Power of Attorney to be executed as of this 17th day of January, 2003.

/s/ Bruce A. Hocking Bruce A. Hocking

STATE OF COLORADO COUNTY OF Denver	) ) ss. )

     Subscribed and sworn to before me by Bruce A. Hocking on the 17th day of January, 2003.

	My Commission Expires:	1-28-05

/s/ Mary S. Durst

SEAL		Notary Public